ORRICK, HERRINGTON & SUTCLIFFE 43RD FLOOR, GLOUCESTER TOWER THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG tel 852-2218-9100 fax 852-2218-9200 WWW.ORRICK.COM

October 6, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop Number 3030

Attn:	Russell Mancuso, Branch Chief, Legal
Gabriel Eckstein
Daniel Morris, Special Counsel
Martin James
Kevin Vaughn, Branch Chief, Accounting
Tara Harkins

Re:	SemiLEDs Corporation — Registration Statement on Form S-1
Registration No. 333-168624 (the “Registration Statement”)

Ladies and Gentlemen:

This letter is being filed in response to your letter dated September 28, 2010 (the “Staff Letter”), setting forth comments relating to Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) of SemiLEDs Corporation (“SemiLEDs” or the “Company”) filed on September 14, 2010 with the Securities and Exchange Commission (the “Commission” or the “Staff”).  The Company is concurrently filing today with the Commission Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”).  For your reference, a copy of Amendment No. 3, together with four marked copies of Amendment No. 3 indicating changes from Amendment No. 2, are enclosed with this letter.

The Staff’s comments are repeated below, followed by the Company’s response and a summary of the responsive actions taken.  We have included for your convenience specific page numbers in Amendment No. 3 that have revisions to or insertions of language which seek to address the Staff’s comments.

PARTNERS:

PHOEBUS K.F. CHU  •  ELIZABETH A. COLE  •  ANDREW J. DALE  •  MARK J. LEE  •  EDWIN K.C. LUK  •
ROBERT S. PÉ  •  NEAL A. STENDER  •  MICHELLE A.M. TAYLOR SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO (CALIFORNIA)  •  DAVID R. HALPERIN (NEW YORK)  •  MICHAEL T. HAWORTH (CALIFORNIA)  •  MAURICE L.S. HOO (CALIFORNIA)  •  ALLEN T.C. SHYU (ILLINOIS) CHRISTOPHER H. STEPHENS (NEW YORK)  •  JAMES M. TERVO (CALIFORNIA)

Amendment No.2 to Registration Statement on Form S-1

Prospectus

1.                                      We note your response to prior comment 3 and reissue the comment. Please provide the requested disclosure in the opening paragraph of the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure in the opening paragraph on page 1 of the prospectus summary.

2.                                      Please revise the prospectus summary to disclose your reliance on joint venture arrangements.

In response to the Staff’s comment, the Company has revised the prospectus summary to disclose that (i) it has interests in three joint ventures, including China SemiLEDs, and (ii) it expects that China SemiLEDs will be an important part of the Company’s strategy in China and that its results of operations will be significantly impacted by the performance of China SemiLEDs.  The Company has also disclosed that its joint ventures in Taiwan and Malaysia are at early stages of development and that the Company does not expect substantial business or operations will be conducted through such entities for at least the next 12  months.

The Company advises the Staff that it is not the Company’s general strategy to rely on joint venture arrangements.  The Company does not currently have any plans to enter into any other joint ventures.  The Company’s only significant joint venture entity, China SemiLEDs, was entered into because of the Company’s strategic assessment of the risks and benefits of the fast growing China market for LED products.  China SemiLEDs was a unique opportunity for the Company to partner with Chinese government entities and Chinese LED customers to jointly invest, manufacture and sell LED products in China.  Given the strategic importance of China SemiLEDs, the Company has included significant disclosure throughout the Registration Statement regarding this investment.  In addition, given the potential that China SemiLEDs may be considered a significant subsidiary of the Company in the future, the Company has disclosed on page 54 that it may have to report the financial performance of China SemiLEDs in its future periodic and annual reports that it files with the SEC and that it may be required to include the financial statements of China SemiLEDs in their entirety.  As for the Company’s other two joint venture entities, SILQ and SS Optoelectronics, the Company currently does not expect that these two joint venture entities will be a material or significant part of the Company’s business and have therefore limited the disclosure to what has been currently disclosed in the Registration Statement.

3.                                      Please continue to revise the prospectus in response to prior comments 5.

In response to the Staff’s comment, the Company has further revised the disclosure in an effort to describe its operations in less technical terms.  For example, the Company has simplified the description of its manufacturing process on pages 1 and 88 and added disclosure to explain “epitaxial growth” in less technical terms.

The Company has attempted to provide a description of its business and manufacturing technologies so that it will be readily understandable to a person unfamiliar with the LED industry.  The Company believes that the LED production process, including the epitaxial growth process and the Company’s vertical LED structure, is inherently technical and scientific in nature and respectfully submits that further simplification of these technical processes and capabilities may risk sacrificing material information regarding the manufacturing process and the Company’s technology, which are important for an investor to fully and adequately evaluate the Company.

Risk Factors, page 10

4.                                      Please add an appropriate risk factor addressing the possibility that up to 10% of your net profits will be allocated to a profit-sharing pool as well as the effects that this reduction in profits may have on growth, capital investment, and your stock price.

The Company advises the Staff that it previously considered creating a profit-sharing pool of up to 10% of its anticipated net profits for fiscal 2010 and distributing that amount to its employees.  However, the Company has decided not to create a profit-sharing pool and advises the Staff that it does not have any plans to create a profit-sharing pool for fiscal 2010 or any future period.  The Company has revised the disclosures on page 114 to delete references to the possibility of distributing a profit-sharing pool for fiscal 2010.

We may not succeed in cost-effectively producing..., page 16

5.                                      Please expand your revisions in response to prior comment 16 to identify the companies that you know already possess or are developing the technology to produce LED chips in larger wafer sizes.

In response to the Staff’s comment, the Company has revised the disclosure on page 19.

Variations in our production yields..., page 17

6.                                      It is unclear from your revisions in response to prior comment 17 what caused the specific difficulties in achieving acceptable yields that you refer to in the penultimate paragraph of this risk factor. We therefore reissue our comment.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 to include an example of an instance in which a new product initially caused lower yields to give the reader more clarity on what may, from time to time, cause yields to be lower.  The Company does not believe that prior instances of lower yields were in any way unique nor were they a result of special circumstances.  The Company’s products are difficult to manufacture and involve a high degree of precision and detailed processes such that, as a general matter, when new products or processes are introduced, yields are often lower than with existing products that have had a relatively long manufacturing cycle.  The Company believes that this is true generally in manufacturing processes for many products, but is especially so with technology intensive products such as the Company’s.  The Company expects that each new product launch or process change may result in relatively lower yields and the Company in its budgeting and operating schedules takes such lower yields into account.

We may not be successful in expanding..., page 18

7.                                      We note your response to prior comment [18].

•                                          Please revise the prospectus to disclose the information contained in your response to the first bullet of prior comment [18].

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 96-97.

•                                          Please revise the prospectus to disclose in the Business section and briefly in the prospectus summary your strategy of focusing on countries with limited intellectual property regimes. Your revised disclosure should address why you believe that the potentially increased likelihood of infringement of your intellectual property right is sufficiently offset by benefits to you.

In response to the Staff’s comment, the Company has added disclosure in the prospectus summary under “Risks Associated With Our Business” on page 5 and on pages 96-97.

The marketing and distribution efforts..., page 19

8.                                      Please expand your disclosure in response to prior comment 20 to include the expiration date and other material terms of these agreements. Revise here and in your business section as appropriate. Also, to the extent material, please file these agreements as exhibits.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 and added disclosure on page 98.  In addition, the Company has filed with Amendment No. 3 the distribution agreement with Nanoteco as Exhibit 10.21, and will file by amendment the distribution agreement with Intematix as Exhibit 10.20.

The reduction or elimination of government investment..., page 22

9.                                      We note your response to prior comment 21. We note your revised disclosure here and your disclosure on page 82 under “Government Investments and Support for LEDs.”  With a view to disclosure, please tell us whether you have disclosed the governments around the world that use policy initiatives to accelerate LED development and adoption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 85-86 regarding the government policies of certain countries in which the Company sells its products.

The Company advises the Staff that it has not, however, attempted to identify all of the governments around the world that have passed policy initiatives to accelerate LED development and adoption.  The Company has identified government policies in certain locations, such as China, Korea, the United States and the European Union, in which the Company has to date recorded, and is expected to in the future record, significant sales.

If we fail to implement..., page 22

10.                               Please provide us with your analysis for your disclosure in response to prior comment 22 relating to the internal control requirement.

The Company advises the Staff that the Company’s next filing of an amendment to the Registration Statement will include the audited consolidated financial statements for the fiscal year ended August 31, 2010 and the Company does not intend to complete this offering and become a public company until after it has included such financial statements.  Item 308 of Regulation S-K requires a public company to include in its annual reports on Form 10-K management’s assessment of the effectiveness of its internal control over financial reporting and an attestation report of the independent auditor on management’s assessment of the issuer’s internal control over financial reporting as of the end of the most recent fiscal year.  Pursuant to the Instructions to Item 308, a company is not required to provide either a management assessment or an auditor attestation report until it has previously filed one annual report with the SEC. Assuming the Company becomes a public company in the next few months, as it currently contemplates, subject to Staff review and market conditions, the Company’s first annual report on Form 10-K will be for the year ending August 31, 2011 and the Company will not be required to include the management assessment or auditor attestation report.  Instead, the Company is required to provide the management report and, subject to recent SEC rule-making in connection with Section 404(c) of the Sarbanes-Oxley Act as added by Section 989G of the Dodd-Frank Act, may be required to provide the auditor attestation report beginning with its annual report on Form 10-K for the year ending August 31, 2012.

We are a multinational organization..., page 26

11.                               We note your response to prior comment 23. Please reconcile your indication that there are no material tax consequences to investors with your disclosure in this risk factor regarding the uncertainty of the tax laws to which your multinational organization is subject, including the possibility of a material impact to you if taxing authorities claim that various withholding requirements apply to you or your subsidiaries or assert that the benefits of tax treaties are not available to you.

In response to the Staff’s comment and its previous comment 11 in its September 2 letter, the Company has deleted the risk factor because it believes the risk factor was overly generic. The Company previously included this risk factor because of the uncertainty of certain tax laws that may be applicable to the Company and its subsidiaries in various jurisdictions around the world. However, the previous risk factor was not intended to suggest that the Company’s international operations would subject any direct additional taxes on the Company’s shareholders.  The Company confirms that there are no tax matters or consequences contemplated by Item 601(b)(8) which would be material to investors that require the filing of a tax opinion.

Use of Proceeds, page 42

12.                               We note your response to prior comment 26; however, it is unclear how omitting the approximate amounts to be used for each purpose complies with Item 504 of Regulation S-K. In addition, it is unclear how you considered Instruction 7 to Item 504 of Regulation S-K. We therefore reissue our comment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 45. The actual amounts will be added prior to circulating preliminary prospectuses.

Management’s Discussion and Analysis..., page 50

Interest income (expense), net, page 56

13.                               Please note that we may have further comments after you file the exhibits mentioned in your response to prior comments 32 and 86, as well as the disclosure in response to prior comment 59.

The Staff’s comment is duly noted.  The Company has filed the Agreement for Issuance of Overseas Letter of Credit between E.SUN Commercial Bank and Taiwan SemiLEDs as Exhibit 10.17, and the Lease Agreement between Luxxon Technology Corporation and Semi-Photonics Co., Ltd. as Exhibit 10.19 to Amendment No. 3.

14.                               With regard to prior comment 32, please provide us with your analysis as to how you determined that your outstanding notes are not material and need not be filed.

In response to the Staff’s comment, the Company has filed the Loan Agreement between E.SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. as Exhibit 10.22, Loan Agreement between E.SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. as Exhibit 10.23, and Loan Agreement between E.SUN Commercial Bank and SemiLEDs Optoelectronics Co., Ltd. as Exhibit 10.24 to Amendment No. 3.

Taiwan Tax Treatment, page 57

15.                               We note your response to prior comment 33. Please disclose the specific date by which Taiwan SemiLEDs must designate the year from which you will begin using your exemption. In this regard, we note the second-to-last sentence of the last full paragraph on page 57.

In response to the Staff’s comment, the Company has added disclosure on page 60.

Critical Accounting Policies, page 58

Share-based Compensation, page 59

16.          We note your response to prior comments 34 through 38. Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified and all of the requested information is provided, and we may have further comments when you file the amendment containing that information.

The Staff’s comment is duly noted.  The Company will respond to any additional comments of the Staff.

17.          We note your response to prior comment 36 and your disclosures on page 61 related to your enterprise value being weighted between the market approach and the income approach. As previously requested, please revise your filing to explain in more detail how you determined the significant assumptions used in the valuations, including the risk-adjusted discounts, the non-marketability discounts and the estimated holding periods. Within your updated disclosure, please explain why you the discount rates estimated holding periods changed within each valuation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65-67 to explain in more detail how the significant assumptions were determined and also to explain why the assumptions changed within each valuation.

18.          We note your response to prior comment 37 whereby you indicate that you have complied with paragraph 718-10-30-6 of the FASB Accounting Standards Codification, which requires you to record the fair value of the options as of the grant date. We also note the revised disclosures on page 62 in which you state that “the independent valuations were as of measurement dates that [you] believe were sufficiently close to the stock option grant dates such that the resulting stock option fair values were an appropriate approximation of the grant date fair values of the stock options.” It is not clear to us how the accounting for stock options disclosed here complies with paragraph 718-10-30-6 of the FASB Accounting Standards Codification as your disclosures appear to indicate the valuations are as of a date different than the grant date. Please revise or advise.

The Company respectfully advises the Staff that it has further evaluated the guidance in ASC 718-10-30-6 and has revised the disclosures on page 65 accordingly. ASC 718-10-30-6 states the following:

“30-6 The measurement objective for equity instruments awarded to employees is to estimate the fair value at the grant date of the equity instruments that the entity is obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments (for example, to exercise share options). That estimate is based on the share price and other pertinent factors, such as expected volatility, at the grant date.”

The disclosure on pages 65-67 have been revised to make more clear that the Company’s board of directors determines the fair value of the common stock underlying each of the Company’s stock option grants on the respective grant dates and that the independent valuations were a significant component of the board of directors’ fair value determinations. Also, the Company has clarified that the board of directors also considers any events that may have occurred during the periods intervening the independent valuations and the option grant dates and the Company confirms that these events, if any, are also incorporated into the board of directors’ fair value determinations; however, there have not been any such events that impacted the fair values in such a way that the fair values as determined in the independent valuations would have required adjustment, with one exception which resulted in the Company obtaining a retrospective valuation in February 2010 to assist with the evaluation of these intervening events.  As such, the Company has complied with the requirements of the ASC for measuring the estimated fair value of the stock options as of each grant date.

Increased LED Performance, page 80

19.          We note your response to prior comment 42. With a view to disclosure, please provide us with a comparison of the energy savings of LED relative to the traditional lighting technologies mentioned in this section.

The Company supplementally refers the Staff to the table included in Annex A to this letter, in particular the columns titled “luminous efficacy” and “lifetime”.  The table is from the Department of Energy report cited by the Company in the Registration Statement.  Luminous efficacy is a measure of efficiency or the amount of power required to produce a certain amount of light, with higher efficiency equating to greater energy savings since less energy is required to produce a certain amount of light. The luminous efficacy column shows that LEDs have higher efficiency than many of the common lighting solutions used today such as incandescent and halogen and have efficiency comparable to that of fluorescent and HID (depending on the type of LED and fluorescent and HID).  In addition, the table shows that LEDs have a greater lifetime expectancy than that of other lighting technologies, which reduces the cost of replacement lamps during the course of lighting needs.

The Company has not disclosed in the Registration Statement the above information or any other specific figures that purport to compare luminous efficacy and lifetime of LEDs against traditional lighting technologies because the Company believes that reported results varies significantly depending on the industry source and the different methodologies used and the operating conditions under which such measurements are made.  However, the Company believes that research data and industry publications support the general conclusion that LEDs have longer lifetime of use than traditional lighting technologies such as halogen, incandescent lighting, fluorescent and HID, have higher efficiency than halogen and incandescent lighting and is becoming increasingly competitive with respect to efficiency compared to fluorescent and HID.  To support this general proposition, in addition to the Department of Energy report cited above, the Company has reviewed other industry sources, including the Strategies Unlimited report cited in the Registration Statement, among others, which support the Company’s view and the statements made in the Registration Statement.

Although, as stated, the Company has a strong belief the statements made in the Registration Statement have support in the data and research, given the complexity and technical terms required to explain the different measurement parameters and operating conditions under which these measurements are taken, and given the fact that the Company is not aware of a comprehensive study that evaluates different lighting technologies under the same operating conditions, the Company respectfully submits that the disclosure of specific measurement results would be potentially inaccurate and more confusing than helpful to an investor.

Business, page 84

Competitive Manufacturing Cost Structure, page  85

20.          You disclose in response to prior comment 43 that every time you reuse a sapphire you eliminate the need to purchase a sapphire. Please expand your disclosure to indicate the extent to which your technologies allow you to reuse sapphires. Quantify, if possible. In addition, please clarify the number of times that any single sapphire may be reused.

In response to the Staff’s comment, the Company has revised the disclosure on page 89.  Furthermore, the Company respectfully submits that the number of times that the Company is able to reuse its sapphire wafers is commercially sensitive information which, if disclosed, would provide valuable insight to the Company’s competitors and suppliers and thus place the Company at a competitive disadvantage.  The Company believes that the material fact is that the Company reuses sapphire wafers multiple times and has the technology to do so.  The Company believes that the precise number of times that it reuses a sapphire wafer provides limited benefit to an investor and is substantially outweighed by the competitive harm that it would cause to the Company.

Efficient Operating and Business Model, page 85

21.          Based on your disclosure in response to prior comment 44, it is unclear why companies with facilities in Taiwan are able to borrow at lower interest rates than companies located elsewhere. We therefore reissue the second part of our comment.

In response to the Staff’s comment, the Company has deleted the previous disclosure regarding “lower interest rates on bank borrowings.”

Expand our Manufacturing Capacity...,  page 87

22.          Your response to prior comment 45 suggests that you have not determined whether you will increase your capacity by leasing or acquiring additional manufacturing space. Given that you expect to add capacity in late 2010 and the first three months of 2011, please tell us when you expect to make this determination, how many additional reactors you have acquired, whether you expect to acquire more reactors, and the anticipated cost to you of this expansion effort.

The Company has disclosed on page 91 that pursuant to a lease agreement entered into in April 2010, the Company began in July 2010 to lease the first floor of the same building which houses its manufacturing facilities and administrative offices in Hsinchu and in September 2010, it entered into a purchase agreement to purchase this floor, which occupies approximately 10,667 square feet. The Company currently utilizes approximately 70% of this space for its manufacturing operations. The purchase of this first floor is still pending the approval of the Hsinchu Science Park Administration. Upon obtaining the approval and after title has transferred, the lease will be automatically terminated and the Company will own the first floor (together with the second floor of the building, which it will immediately lease back to the seller).  The Company does not expect to have to purchase or lease additional facilities for corporate or manufacturing use in Taiwan for at least the next 12 months.

In early 2010, the Company entered into purchase orders for three additional reactors for its manufacturing operations in Taiwan and expects these reactors to be delivered by the end of 2010.  The Company also expects to purchase additional reactors in 2011 and 2012 but has not yet entered into any purchase agreements for such additional reactors.  The cost for such additional reactors will be subject to market conditions at such time, including the demand for such reactors and the industry conditions generally.

The Company supplementally advises the Staff that it intends to fund the purchase of the first and second floors of the building and the three additional reactors it has ordered through a combination of cash on hand and proceeds from the offering.  In the use of proceeds section on page 45, the Company has disclosed that it intends to use a portion of the proceeds from the offering to expand production capacity in Taiwan (the actual amount will be added prior to circulating preliminary prospectuses).  As made clear in the revised disclosure, this includes payment for both (i) the steps it has already taken in connection with the expansion (for example, payment of the purchase price of the first floor of the building to increase its manufacturing space in Hsinchu and purchase of the three additional reactors that it intends to receive before the end of this year) and (ii) the future steps it plans to take in the next 12 months (for example, the purchase of additional manufacturing equipment, including reactors, and hiring additional employees).

23.          Also, with respect to the second sentence of prior comment 45, we note that your disclosure emphasizes that you will expand your capacity but does not provide investors meaningful information to quantify expansion. Please tell us why you believe that additional disclosure is not appropriate.

The Company has revised the disclosures in the Registration Statement to provide the approximate amount of the net proceeds of the offering which will be used to expand production capacity.  In addition, the Company has added details of measures that it has taken towards its plan to expand capacity in Taiwan, including disclosures of increased manufacturing space that has been acquired as well as the expected delivery of additional reactors that it has acquired for its manufacturing operations. The Company respectfully submits that, as capacity data is commercially sensitive information that is typically not disclosed in the LED industry, including by the Company’s competitors, many of whom are reporting companies under the Exchange Act, adding disclosure to quantify its actual or planned capacity could result in significant competitive harm to the Company while providing limited benefit to investors. The Company believes the expanded disclosure of specific steps it has taken (and plans to take) to increase production capacity — in particular the number of reactors it plans to add (which information is not typically provided by industry participants) — gives investors sufficient meaningful information to evaluate the Company’s capacity expansion plans.

Our Technology, page 88

24.          Please further revise your disclosure in response to prior comment 47 by cross- referencing the description of the LED chip production process to the specific illustrations in your diagram on page 89.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92-93.

Sales and Marketing, page 92

25.          We note that your response to prior comment 50 refers to “the Asian market” and “the European market.” Please revise to provide greater specificity, if possible. If greater specificity is not possible, please tell us why.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 to provide greater specificity.

Sales by China SemiLEDs and Taiwan..., page 98

26.          Please disclose the substance of your response to prior comment 55. In addition, with a view to disclosure, please tell us the different strategies (referred to in the second paragraph of your response) that you considered to increase your growth and market share in China and why you believe that your current joint venture strategy is preferable to other strategies, including those in which your company would be entitled to all the revenues generated by your sales. Please provide similar disclosure regarding your business decisions to establish joint ventures in Malaysia and Taiwan.

In response to the Staff’s comment, the Company has added the disclosure on pages 102 and 103.  The Company, as stated in its response to the Staff’s comment 2, entered into the arrangement with the other shareholders of China SemiLEDs having considered various alternatives and opportunities for expanding its business in the large market for LED products in China and made a business judgment that the totality of benefits to making this investment and working with the PRC shareholders of China SemiLEDs outweighed any risks or costs inherent in such relationship and structure.  The Company believes that China is a large, important and growing market for LED products.  The Company also believes, however, that the cost, effort and resources that it would have had to make to expand its business in China without local participants may have been feasible but a determination was made that it was more preferable to work with local parties, including government related entities.  The Company believes that its contribution, including cash and certain intellectual property rights, has been reciprocated by the local shareholders of China SemiLEDs given their local knowledge and commitment, government incentives and other benefits brought to the table by China SemiLEDs’ Chinese shareholders.

Disclosure regarding the business reasons for the SILQ and SS Optoelectronics joint ventures is included on page 102.  As discussed above in response to comment 2, the Company has also disclosed that SILQ and SS Optoelectronics are at early stages of development and that, in fact, no substantial business or operations is expected be conducted through such entities for at least the next 12 months Therefore, the Company respectfully submits that further disclosure of the underlying business decisions for establishing SILQ and SS Optoelectronics would place undue significance on their expected impact on the Company’s overall strategy, business and results of operations.

27.          We note your response to prior comment 56 and in particular the second paragraph of your response to that comment. Please include expanded disclosure in the prospectus regarding your method for resolving conflicts. Please note that your disclosure should also discuss whether there are objective criteria in place to evaluate conflicts and by whom final decisions as to conflicts resolution will be made.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103-104 and 31 of the Registration Statement to further clarify that the Company has not yet established a method for resolving conflicts and there are no objective criteria in place to evaluate conflicts.  The Company believes, however, that the market for LEDs in China will in the near term be large enough and grow at a pace that is fast enough such that the risks of competition for customers and conflicts are minor with respect to customers and markets, and in any event, as stated in comment 26, outweighed by the potential benefits of such investment.  The Company has also disclosed that the day-to-day operations of China SemiLEDs is to be made by a general manager with only certain material and strategic matters being considered by the board of directors of China SemiLEDs.  As stated, however, no assurance can be given that such conflicts will not arise in the future.

Board of Directors of China SemiLEDs, page 98

28.          We note your response to prior comment 57. Note that your disclosure remains unclear as to how you determine the number of directors that you may nominate. Please revise to clarify, using illustrative examples as appropriate. In addition, please disclose, as indicated in the second paragraph of your response, that there may be uncertainty regarding the precise number of directors you may appoint.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Registration Statement.

29.          We note your response to prior comment 58. Please disclose whether Mr. Doan and Dr. Trun are required to present opportunities to both you and China SemiLEDs and whether either you or China SemiLEDs has a right of first refusal.

In response to the Staff’s comment, the Company has disclosed on page 105 that as directors of both the Company and China SemiLEDs, Mr. Doan and Dr. Tran are required to present strategic business opportunities to both the Company and China SemiLEDs, and neither the Company nor China SemiLEDs has a right of first refusal.  Furthermore, the Company respectfully advises the Staff that, except for major strategic decisions, day-to-day issues and business decisions will be made by the general manager of China SemiLEDs and sales and marketing and finance functions are expected to be run by China SemiLEDs’ own teams.

Executive Compensation, page 106

30.          We note your response to prior comment 61 and reissue the comment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the board of directors of the Company will consider the Company’s compensation policies and practices and, if applicable, provide the disclosure required by Item 402(s) of Regulation S-K prior to circulating any preliminary prospectus.

Base Salaries, page 107

31.          Please tell us how you determined that the base salary paid in 2007 was less than the market rate for the same position at similar companies.

The Company has disclosed that this determination was based on its chief executive officer’s judgment and experience. In response to the Staff’s comment, the Company has provided additional information about its chief executive officer’s experience under “Base Salaries” on page 113.

Annual Incentive Compensation, page 108

32.          With a view to disclosure, please provide us with additional information regarding the operation of the profit-sharing plan.

The Company advises the Staff that it previously considered creating a profit-sharing pool of up to 10% of its anticipated net profits for fiscal 2010 and distributing that amount to its employees.  However, the Company has decided not to create a profit-sharing pool and advises the Staff that it does not have any plans to create a profit-sharing pool for fiscal 2010 or any future period.  The Company has revised the disclosures on page 114 to delete references to the possibility of distributing a profit-sharing pool for fiscal 2010.

Timing and Size of Grants, page 109

33.          We note your revisions in response to prior comment 64. Please quantify, to the extent possible, the relative importance of the factors you disclose in the last sentence.

In response to the Staff’s comment, the Company respectfully informs the Staff that while the Company is able to rank the importance of the factors in the last sentence as currently disclosed in the Registration Statement, the Company is unable to quantify the relative importance of such factors because the Company did not quantify such factors at the time the option grants were made.

Perquisites, page 110

34.          We note your response to prior comments 65 and 67. Please tell us how you determined that the additional amounts payable to your two officers, as authorized by the board of directors in May 2009, should he characterized as bonuses rather than perquisites.

The Company determined that the payments that were made to its two officers should be characterized as bonuses rather than perquisites because the payments constituted cash compensation earned by its officers for providing services to the Company.

Warranty Agreement, page 121

35.          Please disclose the term of the warranty agreement.

In response to the Staff’s comment, the Company has added disclosure on page 127.

Intellectual Property Cross-Licensing..., page 122

36.          Please revise to provide the information required by Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on pages 128-129.

Principal and Selling Stockholders, page 123

37.          We reissue prior comment 76 as it relates to DJS Properties L.P. in footnote (I) of your table and JRS Properties III L.P. in footnote (6).

In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 132.

Effect of Certain Provisions..., page 128

38.          Please tell us the reason for the deletion of the disclosure on page 128.

The Company deleted the disclosure because it does not intend to have a staggered board. The Company will file in a future amendment to the Registration Statement its Amended and Restated Bylaws that will be effective upon the completion of this offering.

Index to Consolidated Financial Statements, page F-1

39.          Please revise to include updated financial statements and related disclosures in your filing in accordance with Rule 3-12 of Regulation S-X.

The Staff’s comment is duly noted.  The Company will file financial statements for its most recently completed fiscal year, i.e. August 31, 2010, in the next amendment to the Registration Statement.

Notes to Consolidated Financial Statements, page F-7

Note 5.  Investments in Unconsolidated Entities, page F-17

40.          We note your response to prior comments 55 and 83. Please address the following:

•                                          Provide us with your detailed analysis of how you considered the conditions in paragraph 810-10-15-14 of the FASB Accounting Standards Codification.

In response to the Staff’s comment, the Company provides the following discussion of the analysis that it performed for its investment in China SemiLEDs regarding the conditions in ASC 810-10-15-14.

The three criteria from the Accounting Standards Codification, or ASC, for concluding whether or not an entity should be considered a “variable interest entity,” or VIE, are: (a) total equity investment at risk, (b) lack of characteristics of a controlling financial interest, and (c) voting rights which are not proportional.  An entity that meets any one of the above three criteria is according to the ASC, a VIE.  The Company concluded that none of these criteria were satisfied, and therefore China SemiLEDs is not a VIE as defined by the ASC and, therefore, is not subject to consolidation according to the variable interest model.  The Company’s detailed assessment of whether any of these criteria were met was as follows:

(a)           Total equity investment at risk

The Company assessed this criterion noting that at inception, cash from the initial equity contribution by all of the shareholders was sufficient to support China SemiLEDs’ operations during development, construction, and initial operations based on the requirements outlined in the detailed budget for the initial phase of operations, without any other financing that would cause the equity holders to give up the ability to fully control China SemiLEDs.  Also, at inception, the Company noted that China SemiLEDs’ equity was equal to 100% of its assets, which is undoubtedly sufficient to absorb any expected losses from those assets.  As operations continue, it may be necessary to raise additional funds to allow for future expansion of the manufacturing facilities, but the initial equity contribution was sufficient to fund the currently-planned operations without any additional subordinated financial support.  Therefore, because the total equity investment at risk is sufficient to permit China SemiLEDs to finance its activities without additional subordinated financial support, the Company concluded that this criterion was not met.

(b)           Lack of characteristics of a controlling financial interest

The Company assessed this criterion noting that as a group, as stipulated in China SemiLEDs’ articles of association and other formation documents, the shareholders of China SemiLEDs (the “Shareholder Group”) are empowered with all the voting control of the entity (there are no entities outside of the Shareholder Group that have an ability to vote or otherwise exercise control), have the obligation to absorb all losses of China SemiLEDs, and have the right to all expected residual returns of China SemiLEDs.  Therefore, the Company concluded that this criterion was not met.

(c)           Voting rights are not proportional

There are two conditions that must be satisfied in order for this criterion to be met.  The first condition assesses whether the voting rights of shareholders are proportional to the number of shares owned by each shareholder.  For China SemiLEDs, the voting rights of the shareholders are proportional as each shareholder has voting rights equal to their equity ownership in the entity.  However, the Company notes that each investor’s rights to appoint members of the board of directors of China SemiLEDs is similar, but not exactly proportional to their share ownership (the Company has the right to nominate five of the nine directors of the board of directors of China SemiLEDs, although it owns only 49% of the outstanding shares).  However, even if that condition is satisfied, the second condition is clearly not satisfied.  The second condition assesses whether substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights.  This is clearly not the case — there is no investor for which substantially all of the entity’s activities are conducted.  As such, the Company concluded that this criterion was not met.

•                                          Provide us with details of the contributions to the joint venture by each of the shareholders. As we note that the joint venture has not yet begun significant operations, discuss whether the joint venture will require additional financial support in order to finance its activities.

The contributions by each of China SemiLEDs’ shareholders are as follows:

•                                          SemiLEDs — $14,702,000, equivalent to 100,370,00 shares (49%)

•                                          Foshan Nationstar Optoelectronics Co., Ltd —  $9,484,000, equivalent to 30,725,000 shares (15%)

•                                          Zhejiang Shenghui Lighting Co., Ltd. — $8,219,000, equivalent to 26,625,000 shares (13%)

•                                          Beijing Aieryidi Investment Co., Ltd. — $4,961,000, equivalent to 22,530,000 shares (11%)

•                                          Beijing Lampower Photoelectric Co., Ltd. — $4,426,000, equivalent to 14,340,000 shares (7%)

•                                          Foshan Nanhai High-tech Industry Investment Co., Ltd. — $3,160,000, equivalent to 10,240,000 shares (5%)

Based on China SemiLEDs’ detailed plan and budgets for the development, construction, and initial operations, the Company believes that no additional subordinated financial support will need to be provided by any party to fund the activities and on-going operations.

•                                          Provide us with additional details to support your conclusion that the rights granted to the shareholder group are participating rights. In this regard, describe the actions that can be undertaken solely by the Board of Directors and the actions that require shareholder approval.

In assessing the consolidation requirements of its investment in China SemiLEDs, the Company performed a thorough analysis of the rights and authorities granted to China SemiLEDs’ board of directors versus those granted to the Shareholder Group.  The Company notes that although the board of directors of China SemiLEDs does have certain authority to draft and propose the China SemiLEDs’ operating plans, investment programs, and the annual financial budget, the Shareholder Group retains the explicit authority to decide and approve the business strategies and investment plan of China SemiLEDs and to examine and approve the annual financial budget and plans, as well as approving the issuance of material debt and purchase or sale of any material assets.  Therefore, although the board of directors of China SemiLEDs is able to draft and recommend the business plans, budgets, and investment plans for China SemiLEDs, the Shareholder Group has the ultimate authority to accept, reject or alter those recommendations that are presented, and has the ultimate power to direct China SemiLEDs to implement those plans as they are approved.  In addition, the articles of association of China SemiLEDs specifically provide that the shareholders are the highest governing authority of China SemiLEDs. Ultimate control by the shareholders is a legal requirement under the relevant laws of the PRC for joint-stock companies.  Accordingly, all matters of consequence are required to be put to a shareholder vote.

As the Company assessed these rights and privileges in relation to the consolidation criteria, the Company concluded that the substantive participatory rights as described in ASC 810-10-25 were held by the Shareholder Group.  Because the Company does not control the Shareholder Group (it owns 49% of the outstanding shares), the Company concluded that it does not have a controlling interest in China SemiLEDs for consolidation purposes.

•                                          We note from your disclosures on page 98 regarding the management of China SemiLEDs. Specifically, we note that the Board of Directors appoints the general manager who is responsible for the day to day operations of the joint venture. The Board of Directors, which you control, has the ability to hire and fire the general manager and the general manager is required to implement board resolutions and report to the board. Please explain to us how you considered the power afforded you by way of your ability to control the appointment of the general manager responsible for the day to day operations of China SemiLEDs in your evaluation of whether to consolidate China SemiLEDs.

As described in the response to the above comment, the Shareholder Group of China SemiLEDs retains the authority to approve the business strategies, the investment plan, and financial budgets, including all material borrowings and purchase or sale of material assets; the Company considers these activities to be the activities that most significantly impact the economic performance of China SemiLEDs.  The general manager is tasked with carrying out those plans as approved and set forth by the Shareholder Group.  Therefore, although the board of directors of China SemiLEDs appoints the general manager, the Shareholder Group controls the plans and critical activities of China SemiLEDs that the general manager is tasked with carrying out and achieving and holds the general manager accountable for achieving those results.

•                                          Please clarify your assessment in response to prior comment 83 that you do not have control with your statements in response to prior comment 55 that discuss the “control mechanisms” that you hold. Explain how you considered all of these factors in your evaluation of whether to consolidate China SemiLEDs.

The preemptive rights and rights of first refusal as mentioned in the response to prior comment 55 are rights that are available to all of the shareholders and enable the Company to maintain its current ownership percentage, so these provisions do not impact the Company’s assessment of control for consolidation purposes.

The protective rights as mentioned in the response to prior comment 55 are described on page 105.  These are rights that allow the Company to block certain corporate actions.  The Company assessed these rights in its evaluation of whether to consolidate China SemiLEDs, noting that these rights are protective in nature rather than participatory, pursuant to the guidance in ASC 810-10-25. Therefore, the Company concluded these protective rights do not provide the Company with a level of control that would require consolidation.

•                                          We note from pages 99-100 that you have entered into cross-licensing arrangements with China SemiLEDs. Please revise your filing to disclose this arrangement within your notes to the financial statements and to discuss how you are accounting for this arrangement. Refer to the guidance in Topic 850 of the FASB Accounting Standards Codification.

In response to the Staff’s comments, page F-18 within the notes to the consolidated financial statements has been revised to disclose the details of this arrangement and the Company’s plans for accounting for this arrangement.

•                                          Further, explain to us how you have considered the cross-licensing arrangement with China SemiLEDs in your evaluation of whether to consolidate China SemiLEDs.

The Company reviewed the cross-licensing arrangement with China SemiLEDs to assess whether it contained any provisions that would impact the consolidation evaluation.  The Company concluded that the arrangement does not include any control provisions or other mechanisms that would have an impact on the consolidation considerations and conclusions discussed above.

41.          Notwithstanding the comment above, please tell us how you considered the requirements of Rule 3-09 of Regulation S-X related to your equity method investment in China SemiLEDs.

As required by Rule 3-09 of Regulation S-X, the Company assessed the significance of its equity method investment in China SemiLEDs using the Company’s preliminary unaudited balances as of and for the year ended August 31, 2010.  The investment test provided a 17.5% result, and the income test provided a 1.2% result. Because neither of these tests exceeds the 20% threshold set forth in the Rule, separate financial statements of China SemiLEDs will not be filed, subject to ensuring that the unaudited balances used in the calculations do not change as a result of completing the Company’s financial statement audit.

42.          We note your response to prior comment 85 related to the SS Optoelectronics joint venture which was established to facilitate sales of your LED chips to the customer. Please explain to us in more detail why a joint venture entity was necessary in order to sell products to the customer and how this was beneficial to the company.

The Company respectfully submits that it does not believe it was necessary to establish a joint venture to facilitate sales to the customer, except for the fact that the customer specifically requested that the Company make sales to it through this arrangement. As mentioned, the Company has not currently recorded any sales through SS Optoelectronics.  In addition, prior sales to this particular customer have been insignificant.  By satisfying the specific request of the customer to enter into this joint venture arrangement, the Company believes that it may potentially increase the likelihood that the customer will purchase more products from the Company.  As described below in the response to Comment 43, the impact on the Company’s reported revenue, gross margin and operating expenses is expected to be the same regardless of whether the sales are made directly by the Company to the customer or indirectly through SS Optoelectronics.

43.          Further to the above, please tell us how you plan to account for sales to the joint venture. Tell us whether the terms of your sales to the joint venture will differ from the terms of your historical sales to the customer. Describe any other rights that you will offer to the joint venture or that the joint venture will offer to the customer.

Products that the Company sells to SS Optoelectronics will be immediately sold to SS Optoelectronics’ customer; therefore, no inventory will remain on hand at the joint venture at period-end.  Accordingly, any sales that the Company makes to SS Optoelectronics will be recorded as revenue in the Company’s financial statements for the price that the Company charges to the joint venture, along with a corresponding charge to cost of revenues.  Forty-nine percent of the margin that SS Optoelectronics earns from selling the product to its customer will be reflected in the Company’s consolidated financial statements as the Company records its 49% equity-method income/loss from this joint venture.

The Company’s current plans call for no changes in the terms of its sales to this joint venture versus other unrelated customers.  Further, the Company does not plan to offer any other rights or privileges to the joint venture that are not offered to other unrelated customers.

44.          It appears that your historical sales to the unrelated customer will be replaced with sales to a related party joint venture. Please revise your disclosures as appropriate to describe how this joint venture may impact your operations in future periods. In this regard, if historical sales to the customer have been material, consider whether quantification of such amounts could be material to an investors understanding of your operations.

The Company respectfully advises the Staff that the sales to the unrelated customer that it expects to be replaced with sales to SS Optoelectronics represents less than 0.1% of the its total current sales for the nine months ended May 31, 2010.  Therefore, the Company does not believe this joint venture will impact the Company’s operations in future periods.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

Enclosures

cc:                                 Trung T. Doan, CEO, SemiLEDs Corporation

David Young, CFO, SemiLEDs Corporation

Thomas H. Tobiason, Orrick, Herrington & Sutcliffe

Steven V. Bernard, Wilson Sonsini Goodrich Rosati

Allan Yu, KPMG (Taiwan)

Travis D. Jensen, KPMG LLP (United States)

ANNEX A

Source: Solid-State Lighting Research and Development: Multi-Year Program Plan March 2010 (Page 27);  Department of Energy

Lamp Type	Luminous Efficacy	Luminous Output	Wattage	CCT (Typical)/ Dominant Wavelength	CRI	Lifetime
LED White Package (Cool)	132 lm/W	139 lm	1.05 W	6500 K	75	50k hours
LED White Package (Warm)	78 lm/W	87.4 lm	1.12W	3150 K	80	50k hours
LED Lamp (Warm)	62 lm/W	650 lm	10.5 W	3000 K	92	50k hours
OLED Panel[25]	23 lm/W	15 lm	0.65W	2800 K	75	5k hours
HID (High Watt)
Lamp	120 lm/W	37800 lm	315W	3000 K	90	20k hours
System	111 lm/W		341W
Linear Fluorescent
Lamp	111 lm/W	2890 lm	26W	4100 K	85	25k hours
System	97 lm/W	5220 lm	54W
HID (Low Watt)
Lamp	104 lm/W	7300 lm	70W	3000 K	90	12k hours
System	97 lm/W		75W
Compact Fluorescent	63 lm/W	950 lm	15W	2700 K	82	12k hours
Halogen	20 lm/W	970 lm	48W	2750 K	N/A	4k hours
Incandescent	15 lm/W	900 lm	60W	3300 K	100	1k hours

Notes: For LED packages (defined in Section 4.2.1) — drive current density = 35 A/cm2, Tj = 25 °C., batwing distribution, lifetime measured at 70% lumen maintenance. Sodium lamps are not included in this table. Source: GE 2009, Cree 2009, Philips Lighting 2009, OSRAM Sylvania 2009 product catalogs, LED lamp based on CALiPER testing.